# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotherly Hotels Inc., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 306 SOUTH HENRY STREET, 306 SOUTH HENRY STREET, WILLIAMSBURG, Virginia (VA), 23185
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002067703-25-000001
Filed by CIK 0002067703

## Reporting persons
- Lubin Amos Benjamin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,551,405; shared voting power 0; sole dispositive power 1,551,405; shared dispositive power 0; aggregate amount beneficially owned 1,551,405 (7.6% of the class)
  Comment: Consists of (i) 297,942 shares held by Amos B. Lubin and (ii) 1,253,463 shares held by Interactive Brokers LLC Roth IRA FBO Amos B. Lubin.

## Item 1. Issuer
Name of issuer: Sotherly Hotels Inc.
Address of issuer's principal executive offices: 306 SOUTH HENRY STREET, 306 SOUTH HENRY STREET, WILLIAMSBURG, VIRGINIA, 23185.

## Item 2. Person Filing
Name of person filing: Amos B. Lubin
Address of principal business office or, if none, residence:
77 W 15th St Apt 4N
New York, NY 10011
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,551,405
Consists of (i) 297,942 shares held by Amos B. Lubin and (ii) 1,253,463 shares held by Interactive Brokers LLC Roth IRA FBO Amos B. Lubin.
Percent of class:
7.6%
Based on 20,490,501 shares of common stock of the Issuer outstanding as of September 18, 2025.
Sole power to vote or to direct the vote: 1,551,405
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,551,405
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lubin Amos Benjamin: Amos B. Lubin, Amos B. Lubin (10/15/2025)